中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2007)023(JL) [redacted]

File No.82-34675

1 March 2007

07021496

BY COURIER

Office of International Corp
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL RECEIVED
MAR 0 2 2007
WASH, D.C.
185

Dear Sirs,

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 28 February 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

dlw 3/6

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

SCO018(2006.01 1,000)YKE

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	01/03/2007	10:12:51	Submitted By	02388P03
Date/Time Approved	01/03/2007	10:12:52	Approved By	02388P02
Submission No.	EBIS-070301-00004		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited		
Your Capacity				
Announcement Category	Unvetted		Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung			
Contact No.	2846 2700			

For the month ended : 28/02/2007

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited		
Contact Person	Jason C.W. Yeung			
Contact Telephone No.	2846 2700		Date submitted	01/03/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

✓ Ordinary shares Preference shares
Equity Warrants Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388		Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :			Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code :			Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code :			Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom
						Ordinary (1) Ordinary (2) Preference Other Class
		Total Exercised Money During the Month HKD				

Equity Warrants

Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1. ( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2. ( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3. ( ) Stock Code	HKD				Ordinary (1) Ordinary (2) Preference

Subscription Price HKD					Other Class
4.	HKD				○ Ordinary (1) Ordinary (2) Preference Other Class
( ) Stock Code Subscription Price HKD					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1. Stock Code Subscription Price HKD	HKD				○ Ordinary (1) Ordinary (2) Preference Other Class
2. Stock Code Subscription Price HKD	HKD				○ Ordinary (1) Ordinary (2) Preference Other Class
3. Stock Code Subscription Price HKD	HKD				○ Ordinary (1) Ordinary (2) Preference Other Class

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	○ Ordinary (1) Ordinary (2) Preference Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	○ Ordinary (1) Ordinary (2) Preference Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	○ Ordinary (1) Ordinary (2) Preference Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	○ Ordinary (1)

			Ordinary (2) Preference Other Class
5. **Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
6. **Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
7. **Redemption of share**		Redemption Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
8. **Other** (Please specify)	At Price : HKD	Issue and allotment date	Ordinary (1) Ordinary (2) Preference Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

END